Sonia Barros
Division of Corporation Finance
Telephone Number: (202) 551-3655
Telecopier Number: (202) 772-9217

RE:	Neuralstem, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed August 10, 2006
File No. 333-132923

Dear Ms. Barros:

We are submitting this letter in response to your comments of August 15, 2006. The following are our proposed responses to be included in our fourth amendment to the SB2 for Neuralstem, Inc. I will forward under separate cover the actually proposed change. This correspondence will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Management’s Discussion and Analysis and Plan of Operation, pages 23-28

11.
We note your response to our prior comment 5 and reissue that comment. We refer to your statement on page 24 that you “anticipate that [you] will approach market makers in order for them to quote [your] securities” and that “in the event [your] securities become quoted, [you] will be subject to the periodic reporting requirements of the Securities Act of 1934.” These statements are currently inaccurate. Your securities do not have to be “quoted for you to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934. Once his registration statement becomes effective, you will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, whether or not your securities are quoted. In addition, the market makers are not the quotation medium. The OTCBB would be the quotation medium. Market Makers may apply to have your securities quoted on the OTCBB. Please revise your disclosure accordingly.

Proposed Response: We have removed the reference to our securities being quoted and have revised the disclosure to accurately state that we will be subject to the reporting requirements of the Exchange Act upon the registration statement becoming effective.

Signatures

11.
We note your response to our prior comment 7 and reissue that comment. You revised signatures still do not comply with the signatures requirements of Form SB-2. Please revise Mr. Garr’s third signature to indicate he is also the company’s principal accounting officer and signing for himself in that capacity. In addition, please note that his second signature on behalf of the company is unnecessary, unless required by the company’s governing documents.

Proposed Response: We have clearly indicated that Mr. Garr is signing in his capacity as the principal accounting officers.

Interim Financial Statements, page F-17

Note 4: Registration Rights Liability, page F-21

11.	We acknowledge your response to our previous comment 17. Please address the following additional comments:

a.
Please revise your registration rights disclosure here and on page 46 to clearly indicate that your one percent for each 30-day period penalties are prorated for partial periods as indicated in Section 8(c) of your Subscription Agreement for your March private placement.

Proposed Response: We have revised the disclosure to clearly indicate that the penalties are prorated for partial periods.

b.
Please explain to us how you calculated the 33,000 shares of common stock to be issued under the registration rights as a result of your late filing of your initial registration statement on Form SB-2. It would appear that a 1% penalty on 5 million shares would be 50,000 shares issuable per 30-day period. Based on the February 23, 2006 private placement closing date you disclose it appears that the most days you can accrue as of March 31, 2006 is six days. A six day penalty would appear to be only 10,000 shares while a total nine day penalty would appear to be 15,000 shares, based on the April 3, 2006 filing date. Additionally, please clarify your disclosures to indicate that the penalty starts to be assessed subsequent to the initial 30-day grace period.

Proposed Response: We have clarified our disclosure to indicate that we have already accrued a penalty of 9 days and that the penalty starts to be assessed subsequent to the initial 30 day-grace period.

Exhibits, page II-4

11.
We acknowledge your response to our previous comment 10. It appears that you list your investment agreement with Regal One as both Exhibits 4.6 and 4.17. Please confirm to us that the only difference between the two agreements is that Exhibit 4.6 is unexecuted. If true, please revise your Exhibit list to remove the unexecuted document. Please explain to us any other differences between the two documents and revise your Exhibit list to clarify why two agreements are necessary.

Proposed Response: We have removed the reference to Exhibit 4.6 from the Exhibit Table. We are also confirming that the only difference between the two agreements is the inclusion of signatures.